January 15, 2013 13:43 ET

Stellar Biotechnologies' Shares Begin Trading on the OTCQB Market

PORT HUENEME, CA--(Marketwire - Jan 15, 2013) - Stellar Biotechnologies, Inc. ("Stellar" or the "Company") (OTCQB: SBOTF) (TSX VENTURE: KLH), the world leader in sustainable manufacture of GMP-grade Keyhole Limpet Hemocyanin (KLH), is very pleased to announce that it was listed for trading in U.S. yesterday on the OTCQB Market under the symbol SBOTF. (http://www.otcmarkets.com/stock/sbotf/quote)

OTCQB companies must be registered with and reporting to the SEC or a U.S. regulatory agency. Stellar has been fully reporting to the SEC since April 4, 2012; its regulatory filings are available on EDGAR in the U.S. (http://edgar.sec.gov/) as well as on SEDAR in Canada (www.sedar.com).

In addition, Stellar's stock became fully "DTC Eligible" last week, which facilitates trading of its shares electronically between brokerage firms, and market making of its shares in the U.S.

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com

Corporate Profile and December 2012 Audio Investor Presentation:

http://stellarbiotechnologies.com/investors/corporate_profile/

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX VENTURE: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Forward-Looking Statements

The Company's views as of the date of this press release should not be relied upon to represent the Company's views as of a subsequent date. While the Company anticipates that subsequent events may cause the Company's views to change, the Company disclaims any obligation to update such forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.

Contact Information

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Contacts:

Stellar Biotechnologies, Inc.

Darrell Brookstein

Executive VP, Corporate Development and Finance

Phone: 805 488 2800

Email: dbrookstein@stellarbiotech.com

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us